EXHIBIT 21.1
Subsidiaries of Everest Re Group, Ltd.
The following is a list of Everest Re Group, Ltd. subsidiaries:
Name of Subsidiary	Jurisdiction of Incorporation
Everest Reinsurance Holdings, Inc.	Delaware
Everest Reinsurance Company	Delaware
Everest Indemnity Insurance Company	Delaware
Everest Insurance Company of Canada	Canada
Everest National Insurance Company	Delaware
Everest Re Holdings, Ltd.	Bermuda
Everest Security Insurance Company	Georgia
Mt. McKinley Managers, L.L.C	New Jersey
WorkCare Southeast, Inc.	Alabama
WorkCare Southeast of Georgia, Inc.	Georgia
Mt. McKinley Insurance Company	Delaware
Everest Reinsurance (Bermuda), Ltd.	Bermuda
Everest Global Services, Inc.	Delaware
Everest Re Capital Trust	Delaware
Everest Re Capital Trust II	Delaware
Everest International Reinsurance, Ltd.	Bermuda
Everest Re Advisors, Ltd. - Bermuda	Bermuda
Everest Advisors (Ireland) Limited	Ireland